FORM N-8F
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Application Pursuant to Section 8(f) of the
Investment Company Act of 1940, as amended (“Act”)
and Rule 8f-1 Thereunder for Order Declaring
that a Registered Investment Company has Ceased
to be an Investment Company under the Act

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[  ]           Merger
[ X ]           Liquidation*
[  ]           Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and
25 of this form and complete verification at the end of the form.)
[  ]           Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

*Plan of Liquidation and Dissolution, adopted by the Board of Trustees on September 29, 2009, is attached hereto as Exhibit A.

2.	Name of fund: Old Mutual Funds III (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-22149

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]           Initial Application                                [ ]           Amendment

5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

Old Mutual Funds III
4643 South Ulster Street, Suite 800
Denver, Colorado  80237

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kathryn L. Santoro
Vice President and General Counsel
Old Mutual Capital, Inc.
4643 South Ulster Street, Suite 800
Denver, Colorado  80237
Telephone:  720-200-7727

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Old Mutual Asset Management
200 Clarendon Street, 53rd Floor
Boston, MA 02116
Telephone: 617-369-7300

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]           Management company;
[  ]           Unit investment trust; or
[  ]           Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]           Open-end                                [  ]           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Old Mutual Capital, Inc.
4643 South Ulster Street, Suite 800
Denver, CO  80237

Ibbotson Associates, Inc.
22 West Washington Street
Chicago, IL 60602

Heitman Real Estate Securities, LLC
191 North Wacker Drive, Suite 2500
Chicago, IL 60606

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

Old Mutual Investment Partners
200 Clarendon Street, 53rd Floor
Boston, MA 02116

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

The Fund is not a UIT.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[]  Yes                      [X]  No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a)Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes                      [  ]  No

If Yes, state the date on which the board vote took place:  September 29, 2009

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[ ]  Yes                                [X]  No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Staff of the Securities and Exchange Commission (the “SEC”) has expressed its belief that the Act does not require shareholder approval of the dissolution and complete liquidation of an investment company, such as the Fund.1  Accordingly, the determination of whether a shareholder vote was required to effect the Fund’s liquidation was made pursuant to state law.

The Fund is organized as a Delaware statutory trust.  The Delaware Statutory Trust Act (the “Delaware Act”) permits a trust’s governing instrument to set forth the requirement of shareholder approval for certain transactions (e.g. dissolution, merger, conversion, etc.).  The Fund’s Agreement and Declaration of Trust did not require shareholder approval to liquidate and dissolve the series portfolios of the Fund or to terminate the Fund.

1 See Generic Comment Letter to Registrant from Carolyn B. Lewis, Assistant Director, Securities and Exchange Commission, Division of Investment Management (February 25, 1994) available at 1994 SEC No-Act. LEXIS 470.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]  Yes                      [  ]  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

December 7, 2009

(b)	Were the distributions made on the basis of net assets?

[X]  Yes                      [  ]  No

(c)	Were the distributions made pro rata based on share ownership?

[X]  Yes                      [  ]  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not applicable.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[  ]  Yes                      [X]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

Not applicable.

17.	Closed-end funds only:

Has the fund issued senior securities?

[  ]  Yes                      [  ]  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Not Applicable.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]  Yes                      [  ]  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]  Yes                      [X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

[  ]  Yes                      [ X ]  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[  ]  Yes                      [  ]  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]  Yes                                [ X ]  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $15,000
(ii)	Accounting expenses: no additional liquidation-specific accounting expenses
(iii)	Other expenses (list and identify separately):
•	Trustee Fees: $8,000

(iv) Total expenses (sum of lines (i)–(iii) above): $23,000

(b)	How were those expenses allocated?

All trustee fees incurred were allocated pro rata among the Fund’s Portfolios, based upon each Portfolio’s relative asset size in relation to the overall assets of the Fund.  Legal expenses were not paid by the Fund.

(c)	Who paid those expenses?

All legal expenses incurred were borne by the Fund’s investment adviser, Old Mutual Capital.

All other expenses incurred in connection with the liquidation were paid directly by the Fund’s Portfolios, subject to the expense limitation agreements in effect at the time.

(d)	How did the fund pay for unamortized expenses (if any)?

All Fund expenses were fully amortized prior to the final liquidation.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ]  Yes                      [X]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[  ]  Yes                      [X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]  Yes                      [X]  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Old Mutual Funds III, (ii) he is the sole Trustee of Old Mutual Funds III, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Julian F. Sluyters
Julian F. Sluyters